Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

The Board of Directors Green Plains Renewable Energy, Inc.:

We consent to the use of our report dated June 20, 2008, except as to note 2, which is as of August 1, 2008, and the historical financial statement adjustment information that resulted from the merger as described in note 1,which is as of November 6, 2009, with respect to the consolidated balance sheet of VBV LLC and subsidiaries (a development stage company) (predecessor of Green Plains Renewable Energy, Inc.) as of March 31, 2008, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for the year ended March 31, 2008, and for the period from September 28, 2006 (date of inception) to March 31, 2007, incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus.

/s/ KPMG LLP Chicago, Illinois December 30, 2009